WAL-MART	WAL-MART STORES, INC. CORPORATE OFFICE 702 S.W. 8TH STREET BENTONVILLE, AR 72716 PHONE (479) 273-4000

Steven P. Whaley

Senior Vice President and Controller

February 28, 2008

Mr. Michael Moran

Accounting Branch Chief

Securities and Exchange Commission

Division of Corporation Finance

100 F Street N.E.

Washington, D.C. 20549

Re:	Wal-Mart Stores, Inc.

Form 10-K for Fiscal Year Ended January 31, 2007

Filed March 27, 2007

File No. 1-6991

Dear Mr. Moran:

This letter is in response to your letter dated February 12, 2008, addressed to Mr. H. Lee Scott, Jr., President and Chief Executive Officer of Wal-Mart Stores, Inc. For ease of reading, we have reproduced the Staff’s comments below in bold and our replies follow in a lighter font.

1.	We note your response to comment four in our letter dated December 20, 2007. In Exhibit Two we observe a condensed statement of income and P&L summary characterized as “Wal-Mart Operations-Total Box.” Please tell us what is included in this description and how this differs from the Wal-Mart Stores reportable segment disclosed in your filing.

Exhibit Two is an internal view of the Wal-Mart Stores segment for the segment manager, Eduardo Castro-Wright, Executive Vice President of Wal-Mart Stores, Inc. and President and Chief Executive Officer of the Wal-Mart Stores Division, and his management team. The overall P&L for the Wal-Mart Stores segment encompasses the operations of all of its stores, the intercompany activity of the U.S. logistics network and the segment’s internet on-line operations, walmart.com. The Wal-Mart Operations-Total Box P&L Summary includes only the financial performance of all of the stores in the Wal-Mart Stores segment.

2.	We refer you to the Executive Financial Summary provided in Exhibit Two distributed to your CODM. We note the P&L Summary by Format which shows sales and expenses by store format on a month-to-date basis. It appears these results are used in assessing performance of the store formats and making decisions about resources to be allocated by your CODM. In this regard please explain in more detail how your CODM reviews only the operating results of the Wal-Mart reporting segment. Further, please explain how you were able to conclude the store formats were not operating segments based on paragraph 10 of SFAS No. 131.

The CODM has not utilized this report to allocate resources or to assess performance. The reports regarding the operating results that our CODM regularly reviews to allocate resources and assess performance of our operating segments are those included in Exhibit One and Exhibit Three. In light of this fact and the information provided in our prior response letter of January 15, 2008, the separate store formats do not constitute operating segments in accordance with paragraph 10 of SFAS N0. 131.

3.	Page seven of Exhibit Two showing a monthly divisional analysis provides amounts and percentages by five individuals. Please tell us the nature and composition of each of these divisions.

The individuals listed are the leaders of each region within the Wal-Mart Stores segment. Each regional leader reports directly to the Executive Vice President, Chief Operating Officer of the Wal-Mart Stores Division who in turn reports to the segment manager, Eduardo Castro-Wright. Each leader of a region is responsible for managing the operations of all stores in the region, regardless of format.

4.	Please refer to page 12 of Exhibit Two showing a condensed income statement for professional services. Please tell us what consideration was given to reflecting professional services as a separate operating segment and how you concluded it did not meet the separate segment criteria set forth in SFAS No. 131.

Professional services encompass primarily the operations of the Wal-Mart Stores segment’s in-store pharmacy and optical departments. In applying the requirements of paragraph 10 of SFAS No. 131 to determine our operating segments, we have determined these in-store departments are not an operating segment because, amongst other things, their operating results are not regularly reviewed by the CODM to allocate resources and assess performance. Consequently, these departments do not meet the requirements of paragraph 10 of SFAS No. 131 to be deemed an operating segment.

5.	We note pages three and eight of Exhibit 12 present various financial metrics and measures of profitability on a separate basis for Supercenters, Wal-Mart Stores, Neighborhood Markets and Sam’s Club. Please tell us your consideration of the results of these measures in consideration of the similar economic characteristics criteria in paragraph 17 of SFAS No. 131.

Consistent with our prior response letter of January 15, 2008, we wish to reiterate that in applying paragraph 10 of SFAS No. 131, we have determined that our Wal-Mart Stores Division is a single operating segment and that the discount stores and supercenters are not separate operating segments. Accordingly, it is not necessary for us to have made or to make an evaluation of similar economic characteristics as prescribed in paragraph 17 of SFAS No. 131. We also note that Exhibit 12 is prepared and circulated approximately once per year and thus is not considered to be regularly reviewed under paragraph 10 of SFAS No. 131.

6.	We refer you to Exhibit Four, Profitability Analysis for Wal-Mart Stores Division. Please tell us which store brands or product categories Divisions 1 and 18 each represents.

Exhibit Four is not used by the CODM to allocate resources and assess performance. For purposes of this report, Division 1 represents general merchandise across all stores in the Wal-Mart Stores segment, along with limited food offerings in our discount store format. Division 18 represents general merchandise for all clubs in the Sam’s Club segment.

7.	In addition, please tell us what base stores represent as referenced in the profitability analysis by state and base store.

For purposes of this report, base store is defined as general merchandise departments across all units in the Wal-Mart and Sam’s Club segments.

8.	Please explain the difference between the profitability analysis by state and base store and the analysis by state and total box as well as the profit analysis by Hypermarket and Supercenters.

As noted above, base store is defined as general merchandise departments across all units in the Wal-Mart and Sam’s Club segments. The total box report relates only to the Sam’s Club segment. The Hypermart and Supercenter report relates only to the supercenters in the Wal-Mart Stores segment. The Hypermart format, which consisted of only four stores, was eliminated in 1993.

9.	We note you disclose percentage sales by product category in the Business section of Form 10-K and within certain of the exhibits provided. Please revise your financial statement note disclosures in future filings to provide the dollar amount of sales by product category pursuant to paragraph 37 of SFAS 131.

For purposes of paragraph 37 for SFAS No. 131, we view our enterprise-wide product and service offerings to be a mass merchant of consumer products and membership club warehouses. As a result, we have concluded that our disclosures are in compliance with paragraph 37 of SFAS No. 131.

If you have any questions regarding our responses or need further information, please contact me at (479) 204-8263.

Sincerely,

/s/ Steve Whaley

Steve Whaley

Senior Vice President and Controller

Wal-Mart Stores, Inc.

cc:	Audit Committee of the
Board of Directors,
Wal-Mart Stores, Inc.

H. Lee Scott, Jr.
President and Chief Executive Officer
Wal-Mart Stores, Inc.

Thomas M. Schoewe
Executive Vice President and Chief Financial Officer
Wal-Mart Stores, Inc.

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